UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at August 26, 2008

ANOORAQ RESOURCES CORPORATION

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Philp Kotze
President & CEO

Date: August 26, 2008

* Print the name and title of the signing officer under his signature

    Ste. 1020-800 West Pender Street
    Vancouver, BC V6C 2V6
    Tel: 604-684-6365
    Fax: 604-684-8092
    www.anooraqresources.com

          ANOORAQ OBTAINS KEY REGULATORY APPROVALS RELATING TO THE
    ACQUISITION FROM ANGLO PLATINUM OF A CONTROLLING
    INTEREST IN THE LEBOWA PLATINUM MINE

August 26, 2008,Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV:ARQ; AMEX:ANO; JSE:ARQ) announces that it has received key approvals required for implementation of its transaction with Anglo Platinum Limited ("Anglo Platinum") for the acquisition of an effective 51% equity interest in the Lebowa Platinum Mine ("Lebowa"), together with an additional 1% controlling interest in the parties' current joint venture projects, namely the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project ("the Lebowa transaction").

These are:
•          the unconditional approval by the South African Competition Commission for implementation of the Lebowa transaction; and
•          the approval by the Exchange Control department of the South African Reserve Bank for implementation of the Lebowa transaction.

The above approvals relate to the fulfillment of conditions precedent to the Lebowa transaction described in the Company's news releases of September 4, 2007 and April 14, 2008.

These regulatory approvals represent a further step towards Anooraq's implementation of the Lebowa transaction and its transition into a significant platinum group metals ("PGM") producer. All conditions precedent relating to implementation of the Lebowa transaction must be fulfilled by November 30, 2008 and the Company remains confident that this target date will be met.
In commenting on these key approvals:

Philip Kotze, President & CEO of Anooraq said: "These approvals have taken us one step closer to the conclusion of the Lebowa transaction. We remain confident that the transaction will be concluded within the originally defined timeframe, transforming Anooraq from a company with an impressive exploration and development base to a significant PGM producer, controlling the third largest PGM resource base in South Africa."

ON BEHALF OF THE BOARD OF DIRECTORS

Philip Kotze
President & CEO

For further information, please visit the Company's website at www.anooraqresources.com or contact:

Anooraq (South Africa) +27 11 883 0831
Philip Kotze, President & CEO
Anooraq (North America)
Investor Relations +1 604 684 6365 Toll free +1 800 667 2114

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual Form on 20-F filed with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.